Exhibit 99.6

POWER OF ATTORNEY

AGM PROQR THERAPEUTICS N.V.

JUNE 2, 2026

Note: If you hold your shares through a bank, a financial institution, or other financial intermediary, you are considered a “beneficial owner” and you should follow the instructions and use the voting instrument provided by the bank or intermediary, financial institution, account holder or other financial intermediary that holds your shares. Please do not use this form in case you are a beneficial owner.

Company: ____________________________________________________________(full name)

a legal entity organized and existing under the laws of: __________________________(country)

with its corporate seat in:________________________________________________(city)

having its offices in: __________________________________________________ (address)

OR

Natural Person:_____________________________________________________(full name)

having his or her address at ____________________________________________(address)

in:_______________________________________________________________(city, country)

(the “Grantor”) herewith grants a power of attorney to Pieter Erik de Ridders, VP Legal of ProQR Therapeutics N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands with its address at Zernikedreef 9, 2333 CK Leiden, The Netherlands (“ProQR” or the “Company”), to represent the Grantor, as shareholder of ProQR, at the Annual General Meeting of Shareholders of ProQR to be held on June 2, 2026, at 15:00 hrs. (CEST) at the offices of Allen Overy Shearman Sterling LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands (the “AGM” or the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all meeting and voting rights attached to the shares in the capital of ProQR which were held by the Grantor at the record date for the AGM, May 5, 2025, and (ii) to vote on all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 3 Adoption of the annual accounts, including the appropriation of net result, for the financial year 2025

# Shares	For	# Shares	Against	# Shares	Abstain
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Agenda item 4 Release from liability of each member of the Board with respect to the performance of their duties during the financial year 2025

# Shares	For	# Shares	Against	# Shares	Abstain
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Agenda item 5a Board Composition - Appointment of Dr. Lykke Hinsch Gylvin as non-executive member of the Board

# Shares	For	# Shares	Against	# Shares	Abstain
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Agenda item 6 Appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2027

# Shares	For	# Shares	Against	# Shares	Abstain
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Agenda item 7 Amendment of Articles of Association regarding increase of authorized capital

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8 Authorization of the Board to issue ordinary shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9 Authorization of the Board to acquire ordinary shares in the capital of the Company

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

The person granted a power of attorney above is hereinafter referred to as the “Attorney”.

The Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by ProQR to perform, directly or indirectly, acts in the Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants having full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

Signed in __________________________ on ____________, 2026.

Please email a copy to:

ProQR Therapeutics N.V.
Attn. Legal Department
email: legal@proqr.com

Please mail the original power of attorney to:

ProQR Therapeutics N.V.

Attn. Legal Department

Zernikedreef 9

2333 CK Leiden

The Netherlands